SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5 )*

PACER INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

69373H

(CUSIP Number)

Patricia M. Navis Apollo Management IV, L.P. 1999 Avenue of the Stars, Suite 1900 Los Angeles, CA 90067 (310) 201-4100	Dominick P. DeChiara, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 69373H

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON APOLLO MANAGEMENT IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 SHARES 8 SHARED VOTING POWER 4,702,893 SHARES 9 SOLE DISPOSITIVE POWER 0 SHARES 10 SHARED DISPOSITIVE POWER 4,702,893 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,702,893 SHARES

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%

14	TYPE OF REPORTING PERSON PN

CUSIP Number 69373H

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON APOLLO ADVISORS IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 SHARES 8 SHARED VOTING POWER 4,702,893 SHARES 9 SOLE DISPOSITIVE POWER 0 SHARES 10 SHARED DISPOSITIVE POWER 4,702,893 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,702,893 SHARES

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%

14	TYPE OF REPORTING PERSON PN

CUSIP Number 69373H

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON APOLLO INVESTMENT FUND IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,500,350 SHARES 8 SHARED VOTING POWER 9 SOLE DISPOSITIVE POWER 3,500,350 SHARES 10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,350 SHARES

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%

14	TYPE OF REPORTING PERSON PN

CUSIP Number 69373H

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON COYOTE ACQUISITION LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 963,178 SHARES 8 SHARED VOTING POWER 0 SHARES 9 SOLE DISPOSITIVE POWER 963,178 SHARES 10 SHARED DISPOSITIVE POWER 0 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,178 SHARES

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%

14	TYPE OF REPORTING PERSON OO

CUSIP Number 69373H

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON COYOTE ACQUISITION II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 239,365 SHARES 8 SHARED VOTING POWER 0 SHARES 9 SOLE DISPOSITIVE POWER 239,365 SHARES 10 SHARED DISPOSITIVE POWER 0 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 239,365 SHARES

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%

14	TYPE OF REPORTING PERSON OO

CUSIP Number 69373H

The Statement on Schedule 13D filed by Apollo Management IV, L.P. a Delaware limited partnership (“Management”), Apollo Advisors IV, L.P., a Delaware limited partnership (“Advisors”), Apollo Investment Fund IV, L.P., a Delaware limited partnership (“AIF”), Coyote Acquisition LLC, a Delaware limited liability company (“Coyote I”), and Coyote Acquisition II LLC, a Delaware limited liability company (“Coyote II” and, collectively with Management, Advisors, AIF, Coyote I and Coyote II, the “Reporting Persons”) on February 13, 2003, as amended by Schedule 13D (Amendment No. 1) filed with the Commission on July 2, 2003, by Schedule 13D (Amendment No. 2) filed with the Commission on July 25, 2003, by Schedule 13D (Amendment No. 3) filed with the Commission on August 6, 2003 and by Schedule 13D (Amendment No. 4) filed with the Commission on January 8, 2004 by the Reporting Persons is hereby amended with respect to the items set forth below. Capitalized terms used without definition in this Schedule 13D (Amendment No. 5) have the meanings set forth in the Reporting Persons’ Schedule 13D filed February 13, 2003, as amended.

ITEM 4. PURPOSE OF TRANSACTION.

The information appearing in this Item, as previously amended, is hereby further amended by the addition of the following information:

The Securities and Exchange Commission declared the Issuer’s Shelf Registration Statement effective on January 21, 2004.

On April 7, 2004, AIF, Coyote I and Coyote II entered into an underwriting agreement dated April 7, 2004 (the “CSFB Underwriting Agreement”) with the Issuer and Credit Suisse First Boston LLC (the “Underwriter”), a copy of which is filed as Exhibit 8 hereto and is incorporated by reference to this Item 4. The Underwriting Agreement provides for the purchase and sale of a total of 4,000,000 shares of the issuer’s common stock to be sold by AIF, Coyote I and Coyote II at a purchase price of $20.07 per share, and contains representations, warranties and indemnities by the Issuer and by AIF, Coyote I and Coyote II, and other provisions customarily included in underwriting agreements relating to secondary public offerings. AIF, Coyote I and Coyote II have also granted the Underwriter an option, exercisable for 30 days from April 7, 2004, to purchase 400,000 additional shares of the Issuer’s common stock.

The closing of the offering pursuant to the CSFB Underwriting Agreement occurred on April 13, 2004. At the closing AIF, Coyote I and Coyote II sold 2,977,189, 819,222 and 203,589 shares of the Issuer’s stock, respectively, to the Underwriter (for aggregate sales by them of 4,000,000 shares of the Issuer’s stock) and received aggregate proceeds of $80,280,000. If the Underwriter exercises the over-allotment option, AIF, Coyote I and Coyote II will sell up to an additional 297,719, 81,922 and 20,359 shares of the Issuer’s stock, respectively, to the Underwriter (for aggregate sales by them of up to 4,400,000 shares of the Issuer’s stock if the Underwriter’s over-allotment option is exercised in full). After giving effect to the sale of 4,000,000 shares on April 13, 2004, AIF, Coyote I and Coyote II owned 3,500,350, 963,178 and 239,365 shares of the Issuer’s common stock, respectively.

The 4,702,893 shares of the Issuer’s common stock beneficially owned by the Reporting Persons continue to be registered for sale pursuant to the Issuer’s Shelf Registration Statement. The Reporting Persons may sell such remaining shares of common

CUSIP Number 69373H

stock from time to time in transactions (which may involve crosses or block transactions) (a) on any national or international securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, (b) in the over-the-counter market, (c) in transactions otherwise than on such exchanges or in the over-the-counter market or (d) through the writing of options. In addition, the Reporting Persons may sell shares from time to time privately or publicly that qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended, pursuant to that rule. The Reporting Persons may offer and sell the common stock at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. If the Reporting Persons use underwriters to sell their remaining shares of common stock, the identity of such underwriters, the underwriting compensation to be received by the underwriters and any discounts, concessions or commissions allowed by the underwriters will be disclosed in a supplement to the prospectus included in the Shelf Registration Statement. The Reporting Persons also retain the right to change their investment intent, to propose one or more possible transactions to the Issuer’s Board of Directors, to acquire additional shares of common stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information appearing in this Item is hereby amended and restated to read in its entirety as follows:

The shares of common stock shown as beneficially owned by Management include the shares of common stock shown as beneficially owned by Coyote I, Coyote II and AIF. Each of Advisors and ACM IV may also be deemed to beneficially own the shares of common stock owned by Coyote I, Coyote II and AIF.

(a)	Management and Advisors beneficially own 4,702,893 shares of common stock of the Issuer, which represents approximately 12.6% of the class. AIF beneficially owns 3,500,350 shares of common stock of the Issuer, which represents approximately 9.4% of the class. Coyote I beneficially owns 963,178 shares of common stock of the Issuer, which represents approximately 2.6% of the class. Coyote II beneficially owns 239,365 shares of common stock of the Issuer, which represents approximately 0.6% of the class. The percentage of the class beneficially owned by each Reporting Person is based on 37,247,803 shares of Issuer’s common stock outstanding on April 2, 2004, as set forth in the Issuer’s prospectus supplement dated April 7, 2004.

(b)	AIF, Coyote I and Coyote II have the sole power to vote or to direct the vote of or the sole power to dispose or to direct the disposition of 3,500,350, 963,178 and 239,365 shares of common stock of the Issuer, respectively. Management and Advisors each have the shared power to vote or to direct the vote of or shared power to dispose or to direct the disposition of such 4,702,893 shares of common stock of the Issuer.

CUSIP Number 69373H

Beneficial ownership of all such securities was acquired as described in Item 3 and Item 4. Information concerning the identity and background of such persons who share in the power to vote or to direct the vote of or to dispose or direct the disposition of such common stock is as set forth in Item 2 and Appendix A to Item 2 and is incorporated herein by reference. The responses set forth in Item 4 are incorporated herein.

The following table lists (i) the current beneficial ownership of the Reporting Persons after completion of the offer and sale of 4,000,000 shares and (ii) the number of additional shares each would sell and their resulting beneficial ownership if the Underwriter’s over-allotment option is exercised in full.

Reporting Person	Current Beneficial Ownership and % After Offering	Shares to be Sold if Underwriter’s Over-Allotment Is Exercised in Full	No. of Shares and Beneficial Ownership % if Underwriters’ Over-allotment Is Exercised in Full
Apollo Management IV, L.P.	4,702,893 / 12.6%	400,000	4,302,893 / 11.6%
Apollo Investment Fund IV, L.P.	3,500,350 / 9.4%	297,719	3,202,631 / 8.6%
Coyote Acquisition LLC	963,178 / 2.6%	81,922	881,256 / 2.4%
Coyote Acquisition II LLC	239,365 / 0.6%	20,359	219,006 / 0.6%

(c), (d) and (e) None or not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 8	Underwriting Agreement dated April 7, 2004 by and among Pacer International, Inc., Credit Suisse First Boston LLC, Apollo Investment IV, L.P., Coyote Acquisition LLC and Coyote Acquisition II LLC (incorporated by reference to Exhibit No. 1 of the Issuer’s Report on Form 8-K filed with the SEC on April 9, 2004).

CUSIP Number 69373H

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2004	APOLLO MANAGEMENT IV, L.P.

	By:	AIF IV Management, Inc.
its general partner

	By:	/s/ Patricia M. Navis
	Name:	Patricia M. Navis
	Title:	Vice President

Date: April 13, 2004	APOLLO ADVISORS IV, L.P.

	By:	Apollo Capital Management IV, Inc.
its general partner

	By:	/s/ Patricia M. Navis
	Name:	Patricia M. Navis
	Title:	Vice President

Date: April 13, 2004	APOLLO INVESTMENT FUND IV, L.P.

	By:	Apollo Advisors IV, L.P.
its general partner

	By:	Apollo Capital Management IV, Inc.
its general partner

	By:	/s/ Patricia M. Navis
	Name:	Patricia M. Navis
	Title:	Vice President

CUSIP Number 69373H

Date: April 13, 2004	COYOTE ACQUISITION LLC

	By:	Apollo Management IV, L.P.
as manager

	By:	AIF IV Management, Inc.
its general partner

	By:	/s/ Patricia M. Navis
	Name:	Patricia M. Navis
	Title:	Vice President

Date: April 13, 2004	COYOTE ACQUISITION II LLC

	By:	Apollo Management IV, L.P.
as manager

	By:	AIF IV Management, Inc.
its general partner

	By:	/s/ Patricia M. Navis
	Name:	Patricia M. Navis
	Title:	Vice President